-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                          SUN COAST INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                           SAFFRON ACQUISITION CORP.
                               KERR GROUP, INC.
                                   (BIDDERS)

                               ----------------

    COMMON STOCK, PAR VALUE $.01 PER SHARE (AND ASSOCIATED PURCHASE RIGHTS)
                        (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   866670201
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                              GILBERT H. LAMPHERE
                                   PRESIDENT
                           SAFFRON ACQUISITION CORP.
                          C/O FREMONT PARTNERS, L.P.
                               50 FREMONT STREET
                                  SUITE 3700
                        SAN FRANCISCO, CALIFORNIA 94105
                                (415) 284-8500
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPY TO:
                             KENTON J. KING, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                      FOUR EMBARCADERO CENTER, SUITE 3800
                        SAN FRANCISCO, CALIFORNIA 94111
                                (415) 984-6400

                               ----------------

                           CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

          TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
---------------------------------------------------------------------------
              $48,905,974.75                                 $9,781.19
---------------------------------------------------------------------------
---------------------------------------------------------------------------

* For purposes of calculating fee only. This amount assumes the purchase of 4,117,629 outstanding shares of common stock of Sun Coast Industries, Inc. and 431,764 shares of common stock of Sun Coast Industries, Inc. which may be issued upon exercise of outstanding options and warrants, in each case, at $10.75 in cash per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percentum of the value of shares to be purchased.
[_]Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid: Not applicable.      Filing Party: Not applicable.
     Form or Registration No.: Not applicable.    Date Filed: Not applicable.

-------------------------------------------------------------------------------
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

                                 SCHEDULE 14D-1
  CUSIP NO. 866670201


--------------------------------------------------------------------------------

 1. Names of Reporting Person S.S. or I.R.S.
    Identification Nos. of Above Persons

    Saffron Acquisition Corp.
--------------------------------------------------------------------------------

 2. Check the Appropriate Box if a Member of a Group                 (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

 3. SEC Use Only

--------------------------------------------------------------------------------

 4. Source of Funds AF

--------------------------------------------------------------------------------

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(e) or 2(f)                                                   [_]

--------------------------------------------------------------------------------

 6. Citizenship or Place of Organization
    Delaware

--------------------------------------------------------------------------------

 7. Aggregate Amount Beneficially Owned by Each Reporting Person
    938,000
    (see the Offer to Purchase)

--------------------------------------------------------------------------------

 8. Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
    Certain Shares

--------------------------------------------------------------------------------

 9. Percent of Class Represented by Amount in Row (7)
    20.3%

--------------------------------------------------------------------------------

10. Type of Reporting Person
    CO

--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1
  CUSIP NO. 866670201


--------------------------------------------------------------------------------

 1. Names of Reporting Person S.S. or I.R.S.
    Identification Nos. of Above Persons

    Kerr Group, Inc.

--------------------------------------------------------------------------------

 2. Check the Appropriate Box if a Member of a Group                 (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

 3. SEC Use Only

--------------------------------------------------------------------------------

 4. Source of Funds BK, AF

--------------------------------------------------------------------------------

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(e) or 2(f)                                                   [_]

--------------------------------------------------------------------------------

 6. Citizenship or Place of Organization
    Delaware

--------------------------------------------------------------------------------

 7. Aggregate Amount Beneficially Owned by Each Reporting Person
    938,000
    (see the Offer to Purchase)

--------------------------------------------------------------------------------

 8. Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
    Certain Shares

--------------------------------------------------------------------------------

 9. Percent of Class Represented by Amount in Row (7)
    20.3%

--------------------------------------------------------------------------------

10. Type of Reporting Person
    CO

--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1
  CUSIP NO. 866670201


--------------------------------------------------------------------------------

 1. Names of Reporting Person S.S. or I.R.S.
    Identification Nos. of Above Persons

    Fremont Partners, L.P.
--------------------------------------------------------------------------------

 2. Check the Appropriate Box if a Member of a Group                 (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

 3. SEC Use Only

--------------------------------------------------------------------------------

 4. Source of Funds OO

--------------------------------------------------------------------------------

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(e) or 2(f)                                                   [_]

--------------------------------------------------------------------------------

 6. Citizenship or Place of Organization
    Delaware

--------------------------------------------------------------------------------

 7. Aggregate Amount Beneficially Owned by Each Reporting Person
    938,000
    (see the Offer to Purchase)

--------------------------------------------------------------------------------

 8. Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
    Certain Shares

--------------------------------------------------------------------------------

 9. Percent of Class Represented by Amount in Row (7)
    20.3%

--------------------------------------------------------------------------------

10. Type of Reporting Person
    PN

--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1
  CUSIP NO. 866670201

--------------------------------------------------------------------------------

 1. Names of Reporting Person S.S. or I.R.S.
    Identification Nos. of Above Persons

    FP Advisors, L.L.C.
--------------------------------------------------------------------------------

 2. Check the Appropriate Box if a Member of a Group                 (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

 3. SEC Use Only

--------------------------------------------------------------------------------

 4. Source of Funds OO

--------------------------------------------------------------------------------

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(e) or 2(f)                                                   [_]

--------------------------------------------------------------------------------

 6. Citizenship or Place of Organization
    Delaware

--------------------------------------------------------------------------------

 7. Aggregate Amount Beneficially Owned by Each Reporting Person
    938,000
    (see the Offer to Purchase)

--------------------------------------------------------------------------------

 8. Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
    Certain Shares

--------------------------------------------------------------------------------

 9. Percent of Class Represented by Amount in Row (7)
    20.3%

--------------------------------------------------------------------------------

10. Type of Reporting Person
    OO (limited liability company)

--------------------------------------------------------------------------------

                                SCHEDULE 14D-1
  CUSIP NO. 866670201




 1. Names of Reporting Person S.S. or I.R.S.
    Identification Nos. of Above Persons

    Fremont Group, L.L.C.
--------------------------------------------------------------------------------

 2. Check the Appropriate Box if a Member of a Group                 (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

 3. SEC Use Only

--------------------------------------------------------------------------------

 4. Source of Funds OO

--------------------------------------------------------------------------------

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(e) or 2(f)                                                   [_]

--------------------------------------------------------------------------------

 6. Citizenship or Place of Organization
    Delaware

--------------------------------------------------------------------------------

 7. Aggregate Amount Beneficially Owned by Each Reporting Person
    938,000
    (see the Offer to Purchase)

--------------------------------------------------------------------------------

 8. Check Box if the Aggregate Amount in Row (7) Excludes
    Certain Shares                                                         [_]

--------------------------------------------------------------------------------

 9. Percent of Class Represented by Amount in Row (7)
    20.3%

--------------------------------------------------------------------------------

10. Type of Reporting Person
    OO (limited liability company)

--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1
  CUSIP NO. 866670201


--------------------------------------------------------------------------------

 1. Names of Reporting Person S.S. or I.R.S.
    Identification Nos. of Above Persons

    Fremont Investors, Inc.

--------------------------------------------------------------------------------

 2. Check the Appropriate Box if a Member of a Group                 (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

 3. SEC Use Only

--------------------------------------------------------------------------------

 4. Source of Funds OO

--------------------------------------------------------------------------------

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(e) or 2(f)                                                   [_]

--------------------------------------------------------------------------------

 6. Citizenship or Place of Organization
    Nevada

--------------------------------------------------------------------------------

 7. Aggregate Amount Beneficially Owned by Each Reporting Person
    938,000
    (see the Offer to Purchase)

--------------------------------------------------------------------------------

 8. Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
    Certain Shares

--------------------------------------------------------------------------------

 9. Percent of Class Represented by Amount in Row (7)
    20.3%

--------------------------------------------------------------------------------

10. Type of Reporting Person
    CO

--------------------------------------------------------------------------------

                                 TENDER OFFER

  This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Saffron Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Kerr Group, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares (the "Shares") of common stock, par value $.01 per share, including the associated rights to purchase shares of common stock issued pursuant to the Rights Agreement between Sun Coast Industries, Inc., a Delaware corporation (the "Company"), and American Stock Transfer & Trust Company, dated as of June 6, 1995, as amended (the "Rights" and, together with the common stock, the "Common Stock"), at $10.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 3, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which together constitute the "Offer"). This Statement also constitutes a Statement on Schedule 13D of each of the Purchaser, Parent, Fremont Partners, L.P. ("Fremont Partners"), FP Advisors, L.L.C. ("FP Advisors"), The Fremont Group, L.L.C. ("The Fremont Group") and Fremont Investors, Inc. ("Fremont Investors") with respect to (i) the option granted by the Company to purchase up to 500,000 newly issued shares of Common Stock at $10.75 per share, and (ii) a proxy granted by a major stockholder with respect to the voting of approximately 438,000 shares of Common Stock in favor of the Merger upon the terms and subject to the conditions set forth in a stockholder agreement. The Option can only be exercised in certain circumstances described in Section 11 of the Offer to Purchase. Each of Fremont Partners, FP Advisors, The Fremont Group and Fremont Investors disclaims beneficial ownership of such shares.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Sun Coast Industries, Inc., and the address of its principal executive offices is 2700 South Westmoreland Avenue, Dallas, Texas 75233.

  (b) The class of securities to which this Statement relates is the Common Stock. As of January 28, 1998 there were (a) 4,117,629 shares of Common Stock issued and outstanding and (b) outstanding options and warrants to purchase an aggregate of 431,764 shares of Common Stock. Purchaser is seeking to purchase all of the outstanding Shares at a purchase price of $10.75 per Share, net to the seller in cash.

  (c) The information set forth in "Section 6--Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d), (g) This Statement is being filed by the Purchaser, Parent, Fremont Partners, FP Advisors, The Fremont Group and Fremont Investors. Each of Fremont Partners, FP Advisors, The Fremont Group and Fremont Investors disclaims that it is a "bidder" within the meaning of Schedule 14D-1. The information set forth in the "INTRODUCTION" and "Section 9--Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Fremont Partners, Parent and the Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

  (e)-(f) During the last five years neither Parent or the Purchaser nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in
Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)(1) Other than the transactions described in Item 3(b) below, neither Parent or the Purchaser, nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

  (a)(2) Other than the transactions described in Item 3(b) below, neither Parent or the Purchaser nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

  (b) The information set forth in the "INTRODUCTION", "Section 9--Certain Information Concerning Parent and the Purchaser", "Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Section 12--Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in "Section 10--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in the "INTRODUCTION", "Section 11-- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Section 12--Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in "Section 7--Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) The information set forth in "Section 9--Certain Information Concerning Parent and the Purchaser" and "Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the "INTRODUCTION", "Section 10--Source and Amount of Funds", "Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements", "Section 12--Plans for the Company; Other Matters" and "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in "Section 9--Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Parent or the Purchaser, or to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

  (b)-(c) The information set forth in the "INTRODUCTION", "Section 14-- Conditions of the Offer" and "Section 15--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in "Section 7--Effect of the Offer on the Market for Shares; Stock Listing; Exchange Act Registration; Margin Regulations" and "Section 15--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letters of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

   (a)(1) Offer to Purchase, dated February 3, 1998.
   (a)(2) Letter of Transmittal.
   (a)(3) Letter for use by Brokers, Dealers, Banks, Trust Companies and
          Nominees to their Clients.
   (a)(4) Letter to Clients.
   (a)(5) Notice of Guaranteed Delivery.
   (a)(6) Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.
   (a)(7) Press Release jointly issued by Parent and the Company, dated January
          28, 1998.
   (a)(8) Form of Summary Advertisement, dated February 3, 1998.
   (a)(9) Fairness Opinion of Stephens Inc., dated January 27, 1998.
   (c)(1) Agreement and Plan of Merger, dated as of January 28, 1998, by and among Parent, the Purchaser and the Company.
   (c)(2) Company Option Agreement, dated January 28, 1998, by and among
          Parent, the Purchaser and the Company.
   (c)(3) Stockholder Agreement, dated January 28, 1998, by and among Parent, the Purchaser and James M. Hoak, Jr.
   (c)(4) Guarantee, dated January 28, 1998, by and between the Company and Fremont Partners, L.P.
   (c)(5) Confidentiality Agreement, dated November 14, 1997, by and between
          Fremont Partners, L.P. and the Company.
   (c)(6) Confidentiality Agreement, dated January 8, 1998, by and among
          Fremont Partners, L.P., Parent and the Company.
   (d)    None.
   (e)    Not applicable.
   (f)    None.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 1998

                                          Saffron Acquisition Corp.


                                          By: /s/ Gilbert H. Lamphere
                                             -----------------------------------
                                             Gilbert H. Lamphere
                                             President

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 1998

                                          Kerr Group, Inc.


                                          By: /s/ Gilbert H. Lamphere
                                             -----------------------------------
                                             Gilbert H. Lamphere
                                             Chairman of the Board of
                                             Directors

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 1998

                                          Fremont Partners, L.P.

                                          By: FP Advisors, L.L.C., its general
                                          partner

                                             By: Fremont Group, L.L.C., its
                                                  managing member

                                                By: Fremont Investors, Inc.,
                                                its manager


                                                    By:/s/ R. S. Kopf
                                                       -------------------------
                                                       Name: R. S. Kopf
                                                       Title: Managing
                                                           Director, General
                                                           Counsel and
                                                           Secretary

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 1998

                                          FP Advisors, L.L.C.

                                          By: Fremont Group, L.L.C., its
                                           managing member

                                             By: Fremont Investors, Inc., its
                                             manager


                                          By: /s/ R. S. Kopf
                                              ---------------------------------
                                             Name: R. S. Kopf
                                             Title: Managing Director,General
                                                 Counseland Secretary

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 1998

                                          Fremont Group, L.L.C.

                                          By: Fremont Investors, Inc., its
                                           manager


                                          By: /s/ R. S. Kopf
                                              ----------------------------------
                                             Name: R. S. Kopf
                                             Title: Managing Director,General
                                                 Counsel and Secretary

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 1998

                                          Fremont Investors, Inc.


                                          By: /s/ R. S. Kopf
                                              ---------------------------------
                                             Name: R. S. Kopf
                                             Title: Managing Director,General
                                                 Counseland Secretary

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                  EXHIBIT
 -------                                 -------
 (a)(1)  Offer to Purchase, dated February 3, 1998.
 (a)(2)  Letter of Transmittal.
 (a)(3)  Letter for use by Brokers, Dealers, Banks, Trust Companies and
         Nominees to their Clients.
 (a)(4)  Letter to Clients.
 (a)(5)  Notice of Guaranteed Delivery.
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
 (a)(7)  Press Release jointly issued by Parent and the Company, dated January
         28, 1998.
 (a)(8)  Form of Summary Advertisement, dated February 3, 1998.
 (a)(9)  Fairness Opinion of Stephens Inc., dated January 27, 1998.
 (c)(1)  Agreement and Plan of Merger, dated as of January 28, 1998, by and among Parent, the Purchaser and the Company.
 (c)(2)  Company Option Agreement, dated January 28, 1998, by and among Parent, the Purchaser and the Company.
 (c)(3)  Stockholder Agreement, dated January 28, 1998, by and among Parent, the Purchaser and James M. Hoak, Jr.
 (c)(4)  Guarantee, dated January 28, 1998, by and between the Company and
         Fremont Partners, L.P.
 (c)(5)  Confidentiality Agreement, dated November 14, 1997, by and between
         Fremont Partners, L.P. and the Company.
 (c)(6)  Confidentiality Agreement, dated January 8, 1998, by and among Fremont
         Partners, L.P., Parent and the Company.
 (d)     None.
 (e)     Not applicable.
 (f)     None.